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                              Exhibit 11
                              Bankers Corp.
                              Computation of Earnings Per Share


                                                Three Months Ended
                                                    March 31,
                                                __________________

(in thousands, except per share data)          1997        1996
Primary:
    Average shares outstanding                 12,378       12,901
    Net effect of the assumed exercise of
    stock options-based on the treasury
    stock method using average market
    price                                         270          261
                                              _______      _______
       Total                                   12,648       13,162
                                               ======       ======

    Net income                                $ 7,113      $ 6,207
                                              =======      =======


    Net income per share                      $  0.56      $  0.47


Fully Diluted:
    Average shares outstanding                 12,378       12,901
    Net effect of the assumed exercise of
    stock options-based on treasury
    stock method using average market price
    or period-end market price, whichever
    is higher                                     275          261
                                              _______      _______

                                 Total         12,653       13,162
                                               ======       ======

     Net income                               $ 7,113     $  6,207
                                               ======        =====

    Net income per share                      $  0.56     $   0.47
                                                =====        =====

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